Exhibit 99.30

Mayfair Gold Names Drew Anwyll as COO

VANCOUVER, British Columbia, February 13, 2025 – Mayfair Gold Corp. (“Mayfair”, “Mayfair Gold” or the “Company”) (TSX-V: MFG; OTCQX: MFGCF) is pleased to announce its board of directors has appointed Drew Anwyll, P.Eng. as Mayfair’s new Chief Operating Officer (“COO”), effective March 1, 2025.

Mr. Anwyll is a Professional Engineer (Ontario) with over 30 years of experience in project and operating in Canada and globally. Mr. Anwyll has worked extensively with companies including Generation Mining, Detour Gold, Barrick Gold, and Placer Dome along with various other junior and intermediate mining companies in Northern Ontario, across Canada and internationally. He is broadly regarded as being technically strong with extensive operating experience in both open pit and underground operations. Mr. Anwyll has contributed to or directly lead the start-up, commissioning and operation of multiple mines.

Most recently, Mr. Anwyll was COO for Generation Mining where he led the team in Project studies, design and pre- construction planning; he helped advance the Project successfully through a joint federal and provincial review panel for the environmental assessment approval and supported the team with the permitting process; he also contributed to developing strong relationships with key indigenous communities. Prior to this, he was Senior Vice-President – Technical Services and Vice-President Operations | Mine General Manager at Detour Gold’s open pit gold mine in Northern Ontario. He held these positions during the critical construction, commissioning and start-up of the largest gold mine in Canada.

Nick Campbell, Chief Executive Officer of Mayfair stated, “Drew is a key member of the Mayfair team as we shift focus to the design, development and execution of the Fenn-Gibb Gold Project in Ontario. He has a proven track record of advancing mining projects from study and design, through environmental approvals, permitting and execution on construction into successful operations. His extensive recent experience on projects and mines in Ontario makes Drew particularly suited to lead the technical team as we advance the Fenn-Gibb gold project. I am very excited for the opportunity to work together with Drew to unlock the value of Fenn-Gibb for Mayfair stakeholders.”

Mr. Anwyll commented, “I’m happy to be joining the Mayfair Gold team and look forward to making contributions and advancing the environmental approvals and project design quickly and efficiently. It is a solid Project that, I believe, can be advanced to operation swiftly.”

Mayfair has granted Mr. Anwyll 350,000 incentive stock options under the Company’s share option plan at an exercise price of $1.85. 1/3 of the options will vest on March 1, 2026 and 1/36 will vest each subsequent month thereafter, subject to Mr. Anwyll being actively employed at the time of vesting. Once vested, the options will remain exercisable for a five-year term expiring on February 13, 2030.

About Mayfair Gold

Mayfair Gold is a Canadian mineral exploration company focused on advancing the 100% controlled Fenn-Gib gold project in the Timmins region of Northern Ontario. The Fenn-Gib gold deposit is Mayfair’s flagship asset and currently hosts an updated NI 43-101 open pit constrained mineral resource estimate with an effective date of September 3, 2024 with a total Indicated Resource of 181.3M tonnes containing 4.313M ounces at a grade of 0.74 g/t Au and an Inferred Resource of 8.92M tonnes containing 0.14M ounces at a grade of 0.49 g/t Au at a 0.30 g/t Au cut-of grade.

Cautionary Notes to U.S. Investors Concerning Resource Estimates

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the U.S. securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,” “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced in this presentation are Canadian mineral disclosure terms as defined in accordance with NI 43-101 under the guidelines set out in the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Mineral Reserves, Definitions

and Guidelines, May 2014 (the “CIM Standards”). The CIM Standards differ from the mineral property disclosure requirements of the U.S. Securities and Exchange Commission (the “SEC”) in Regulation S-K Subpart 1300 (the “SEC Modernization Rules”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”). As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multijurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. Accordingly, the Company’s disclosure of mineralization and other technical information may difer significantly from the information that would be disclosed had the Company prepared the information under the standards adopted under the SEC Modernization Rules.

Forward Looking Information

This news release contains forward-looking information which reflects management’s expectations regarding the Company’s growth, results of operations, performance and business prospects and opportunities. Forward-looking statements in this news release include, but are not limited to, statements regarding the design, development and execution of the Fenn-Gibb Gold Project, the advancement of the Fenn-Gibb Gold Project to operation and the timing thereof, the Company’s ability to unlock value for its stakeholders, and the advancing of environmental approvals and project designs. Forward-looking information is based on various reasonable assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; that the Company can access financing, appropriate equipment and sufficient labor; and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should underlying assumptions prove incorrect, or one or more of the risks and uncertainties described below materialize, actual results may vary materially from those described in forward-looking statements.

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; delays or the inability to obtain necessary governmental permits or financing; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labor disputes or other unanticipated difficulties with or shortages of labor; failure of plant, equipment or processes to operate as anticipated; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, gold price fluctuations; uncertain political and economic environments; and changes in laws or policies.

The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise, other than as required under applicable securities laws. The forward-looking statements reflect management’s beliefs, opinions and projections as of the date of this news release.

Neither the TSX Venture Exchange (“TSXV”) nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.

For further information, please visit www.mayfairgold.ca or direct enquiries to: Nicholas Campbell, CEO, Mayfair Gold Corp., 489 McDougall St, Matheson, ON P0K 1N0 Canada, +1 (800) 342-6705, info@mayfairgold.ca.